UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)

Select Interior Concepts, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
816120307
(CUSIP Number)

ADW Capital Management, LLC 1133 Broadway Suite 719 New York, NY 10010 (646) 684 4086
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
27-3514468
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Based upon 25,839,670 shares of common stock outstanding as of March 11, 2019, as disclosed in its Form 10-Q that was filed on March 15, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS Adam D. Wyden I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

*Based upon 25,839,670 shares of common stock outstanding as of March 11, 2019, as disclosed in its Form 10-Q that was filed on March 15, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-1516657
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IA

*Based upon 25,839,670 shares of common stock outstanding as of March 11, 2019, as disclosed in its Form 10-Q that was filed on March 15, 2019, by the Issuer with the Securities and Exchange Commission.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Select Interior Concepts, Inc. a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons as of May 6, 2019, and amends and supplements the Schedule 13D, as previously amended on March 22, 2019, April 8, 2019, April 12, 2019, April 30, 2019, and May 3, 2019 (as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraph as the 6th paragraph:

On May 6, 2019, the Reporting Persons issued a press release providing an update on the Issuer’s board of directors and management team’s intransigence/failure to create shareholder value. The full text of such press release is attached hereto as Exhibit 6 and is incorporated herein by reference. Such press release was also filed with Securities Exchange Commission under Rule 14a-2(b)(1) Notice of Exempt Solicitation.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by the addition of the following:

Exhibit 6	Press Release dated May 6, 2019

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADW Capital Partners, L.P. By: ADW Capital Management, LLC Its: General Partner
Signature:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

ADW Capital Management, LLC

By:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

Adam D. Wyden

/s/ Adam D. Wyden

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).